EXHIBIT 8.1

List of Significant Subsidiaries and Consolidated Entities

Subsidiaries	Place of Incorporation
1 Shanghai Juxiang Investment Management Consulting Co., Ltd.	PRC
2 Baoyi Investment Consulting (Shanghai) Co., Ltd	PRC

Consolidated Entities	Place of Incorporation
1 Shanghai Jupai Yumao Fund Sales Co., Ltd.	PRC
2 Juzhou Asset Management (Shanghai) Co., Ltd.	PRC
3 Shanghai Jupeng Asset Management Co., Ltd.	PRC
4 Shanghai E-Cheng Asset Management Co., Ltd.	PRC
5 Shanghai Yidexin Equity Investment Management Co., Ltd	PRC
6 Shanghai Yidezeng Equity Investment Center	PRC
7 Shanghai Yidezhen Equity Investment Center	PRC
8 Shanghai Yidezhao Equity Investment Center	PRC

* Other subsidiaries and consolidated entities of Jupai Holdings Limited have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.